Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction	Ownership Interest
Advanced Medicine East, Inc	Delaware	100%
Innoviva Strategic Partners LLC	Delaware	100%
Innoviva Royalty Sub LLC	Delaware	100%
Innoviva TRC Holdings LLC	Delaware	100%
Innoviva Strategic Opportunities LLC	Delaware	100%
ISP Fund LLP	Delaware	100%
Innoviva Specialty Therapeutics Holdings LLC	Delaware	100%
Innoviva Specialty Therapeutics Inc.	Delaware	100%
Entasis Therapeutics Holdings Inc.	Delaware	100%
Entasis Therapeutics Inc.	Delaware	100%
Entasis Therapeutics Limited	United Kingdom	100%
Entasis Therapeutics Security Corporation	Massachusetts	100%
Entasis Therapeutics (Ireland) Limited	Ireland	100%
La Jolla Pharmaceutical Company	Delaware	100%
La Jolla Pharma, LLC	Delaware	100%
Tetraphase Pharmaceuticals, Inc.	Delaware	100%
La Jolla Pharmaceutical Holdings, LLC	Delaware	100%
La Jolla Pharmaceutical I B.V.	Netherlands	100%
La Jolla Pharmaceutical II B.V.	Netherlands	100%
La Jolla Pharmaceutical III B.V.	Netherlands	100%